

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

By U.S. Mail and facsimile: (212) 635-1121

Robert P. Kelly
Chairman and Chief Executive Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

> **Re: The Bank of New York Mellon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 000-52710**

Dear Mr. Kelly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 1. Business

Supervision and Regulation, page 4

1.   You may not qualify this section by reference to the full text of the statutes and regulations described. Please confirm that you will not qualify this section in future filings.

Item 1A. Risk Factors, page 16

2.   This section should discuss the most significant factors that make an investment in your securities risky, not "some of the more important" factors. Please provide us with a revised introductory paragraph to be included in future filings.

3.   Many of your risk factor discussions are too vague to be meaningful to investors. For example:

- "Uncertainties in global financial markets and the economy in general may materially adversely affect our business and results of operations;"
- "Concerns over market volatility continue;"
- "We are subject to extensive government regulation and supervision…;"
- "Recent legislative actions may have an adverse effect on the Company's operations;" and
- "Strategic acquisitions may pose integration risks."

Please provide draft disclosure to be included in future filings expanding your risk factors discussions to identify any specific situations that make you particularly vulnerable to the identified risks, including regulatory changes. Additionally, provide a more specific discussion of the potential consequences.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

Liquidity and dividends, page 51

4.   We note your disclosure of the value of your liquid funds as of December 31, 2010 and 2009. Given the importance of liquidity to your operations, and the potential volatility of liquid funds on a daily basis, in addition to disclosing the amount of liquid assets as of the balance sheet dates, please also disclose the average amounts of liquid assets during the period. Additionally, please define what you consider to be "liquid funds" (as contrasted with non-core sources of funds) and consider disaggregating and quantifying the components included in liquid funds, on both a period end and average during the period basis.

Trading Activities and Risk Management, page 62

5.   We note your disclosure that your trading activities are focused on acting as a market maker for your customers, and the risk from those market-making activities and from your own positions are managed by your traders. Based on disclosures here and in various parts of your filing, it is not clear how much of your foreign exchange and other trading revenues were generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues, to the extent material, will

provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities, if material. In addition, if material, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future**.**

6.   We note your disclosure that trading services revenue includes revenue from foreign exchange trading and brokerage and other trading services. Given the significance of foreign exchange transactions to your results of operations, please revise future filings to describe the different ways in which you execute foreign exchange transactions with clients.   As part of your enhanced disclosure, please describe the types of fees and other revenues earned by these different transactions, and the relative profitability and volume of each type.

Item 8. Financial Statements and Supplementary Data

Note 1 - Summary of significant accounting and reporting policies, page 95

Allowance for loan losses and allowance for lending related commitments, page 98

7.   We note your discussion of the four elements of the allowance for loan losses, and specifically the third element related to the allowance for residential mortgage loans. Your policy methodology for this element describes an approach where you determine a probability of default, loss given default, and then an expected loss is calculated using those factors. Then, the resulting loss factor is applied against the loan balance to determine the reserve held for each pool. If true, please revise your future filings to clarify how this methodology captures the probable loss inherent in the loans, as opposed to the expected loss in the loans and provide us with your proposed changes in your response letter. Otherwise, tell us what you mean here, and identify the accounting literature on which you relied.

Item 11. Executive Compensation

Director Compensation, page 37 - 38

8.   We note your disclosure that each non-management director receives an annual award of deferred stock units in an amount determined by the Board on the recommendation of your CG&N Committee. Please provide us with draft disclosure to be included in future filings that describes the process the CG&N Committee and the Board utilize in determining these awards.

Compensation Discussion and Analysis, page 43

9.   Please tell us why you provided abbreviated disclosure for three of your named executive officers. If you concluded that you were not required to provide the same level of disclosure for all named executive officers, please tell us the basis for that conclusion.

2010 Corporate Component Results, page 54

10.   Please tell us what the budget figure was for each of your corporate financial and qualitative measures and explain why this information is not disclosed.

Form 8-K filed April 19, 2011

Exhibit 99.1

11.   We note your disclosure that in the first quarter of 2011, you realigned your internal reporting structure and business presentation to focus on your two principal businesses, and that the realignment reflects management's current approach to assessing performing and decisions regarding resource allocations.   Please respond to the following:

- Tell us whether you are aggregating operating segments to the new reportable segments, or whether your operating segments have been changed due to the way that your chief operating decision maker now makes decisions about resources to be allocated to the segment to assess performance.
- Tell us in more detail the drivers behind the segment change. For example, tell us whether there were other internal organizational changes that drove the change in segments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or Stephanie Hunsaker, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-3234 or Michael Seaman, Special Counsel (202) 551-3366 with any other questions.

Sincerely,

Suzanne Hayes
Assistant Director